NATHAN J. NOUSKAJIAN (858) 550-6051 nnouskajian@cooley.com	VIA FEDERAL EXPRESS AND FACSIMILE

December 5, 2007

United States Securities and Exchange Commission

Mail Stop 6010

100 F. Street N.E.

Washington, D.C. 20549

Attn: Melissa Feider

RE:	St. Bernard Software, Inc.
Comment Letter Regarding Item 4.01 8-K Filed on November 26, 2007

Dear Ms. Feider:

On behalf of our client, St. Bernard Software, Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by a letter dated November 29, 2007 (the “Comment Letter”) regarding the Company’s Current Report on Form 8-K, filed with the Commission on November 26, 2007 (the “Form 8-K”).

In response to the Staff’s comments to the Form 8-K, we hereby revise and amend the Form 8-K as described below.

Staff Comments and Company Responses

1.	We note that you filed an Item 4.01 Form 8-K on November 26, 2007 to disclose that your former independent accountant, Mayer Hoffman McCann P.C., resigned effectively on November 19, 2007. We also note you previously filed an Item 4.01 8-K on October 19, 2007 announcing that your independent auditor would be resigning at the earlier of (1) the filing date of your Form 10-QSB for the period ending as of and on September 30, 2007 or (2) November 20, 2007, which complied with requirements of Item 304 of Regulation S-B. As the requirements of Item 304 are intended to apply to the date the former accountant resigned, declined to stand for re-election, or was dismissed, please amend your report filed on November 26, 2007 to include the disclosure required by Regulation S-B Item 304 paragraphs (a)(1)(ii) to (a)(1)(iv) and (a)(3).

Response: The Company acknowledges the Staff’s comment and as advised by the Staff has revised the Form 8-K to include the disclosure required by Regulation S-B Item 304 paragraph (a)(1)(iv).

2.	When you engage a new account, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B Item 304 paragraph (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Securities and Exchange Commission

December 5, 2007

Page Two

Response: The Company acknowledges the Staff’s comment.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding the amendment to the Form 8-K to me at (858) 550-6051.

Sincerely,

/s/ Nathan J. Nouskajian
Nathan J. Nouskajian

cc:	Vincent Rossi, Chief Executive Officer
Julie M. Robinson, Esq., Cooley Godward Kronish, LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM